# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: POWER SOLUTIONS INTERNATIONAL, INC., CIK 0001137091
CUSIP: 73933G202
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 201 Mittel Drive, Wood Dale, Illinois (IL), 60191
Date of event which requires filing of this statement: 08/15/2025
Filed by CIK 0001702521
Persons authorized to receive notices and communications: Weichai America Corp., Attn: Jinguang Liu (aka Jin Liu), 3100 Golf Road, Rolling Meadows, Illinois (IL), 60008, (855-922-9001)

## Reporting persons
- Weichai America Corp. (CIK 0001702521): type of reporting person: corporation (CO); citizenship or place of organization: Illinois (IL); source of funds: other (OO); sole voting power 0; shared voting power 11,211,841; sole dispositive power 0; shared dispositive power 11,211,841; aggregate amount beneficially owned 11,211,841 (48.7% of the class)
  Comment: 1. The number of shares beneficially owned represents 11,211,841 shares of Common Stock held by the Reporting Persons.
  
  2. The beneficial ownership percentage is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, based upon information from the Issuer's Quarterly Report on Form 10-Q filed on August 8, 2025 that, as of July 31, 2025, there were 23,029,846 shares of Common Stock outstanding.
- Weichai Power Co., Ltd. (CIK 0001703367): type of reporting person: corporation (CO); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 0; shared voting power 11,211,841; sole dispositive power 0; shared dispositive power 11,211,841; aggregate amount beneficially owned 11,211,841 (48.7% of the class)
  Comment: 1. The number of shares beneficially owned represents 11,211,841 shares of Common Stock held by the Reporting Persons.
  
  2. The beneficial ownership percentage is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, based upon information from the Issuer's Quarterly Report on Form 10-Q filed on August 8, 2025 that, as of July 31, 2025, there were 23,029,846 shares of Common Stock outstanding.
- Shandong Heavy Industry Group Co., Ltd. (CIK 0001703252): type of reporting person: corporation (CO); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 0; shared voting power 11,211,841; sole dispositive power 0; shared dispositive power 11,211,841; aggregate amount beneficially owned 11,211,841 (48.7% of the class)
  Comment: 1. The number of shares beneficially owned represents 11,211,841 shares of Common Stock held by the Reporting Persons.
  
  2. The beneficial ownership percentage is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, based upon information from the Issuer's Quarterly Report on Form 10-Q filed on August 8, 2025 that, as of July 31, 2025, there were 23,029,846 shares of Common Stock outstanding.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: POWER SOLUTIONS INTERNATIONAL, INC.
Address of issuer's principal executive offices: 201 Mittel Drive, Wood Dale, Illinois (IL), 60191
Comment:
This constitutes Amendment No. 7 ("Amendment No. 7") to the Schedule 13D relating to the shares of Common Stock of Power Solutions International, Inc. (the "Issuer") as filed with the SEC on April 7, 2017, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6 as filed with the SEC on August 10, 2017, December 5, 2017, August 31, 2018, October 3, 2018, April 26, 2019 and August 15, 2025, respectively (as so amended, the "Schedule 13D"), by Weichai America Corp. ("Weichai America"), Weichai Power Co., Ltd. ("Weichai Power"), and Shandong Heavy Industry Group Co., Ltd. ("SHIG") (each of Weichai America, Weichai Power, and SHIG a "Reporting Person" and collectively the "Reporting Persons"). Capitalized terms used in this Amendment No. 7 without being defined herein have the respective meanings given to them in the Schedule 13D. This Amendment No. 7 is being filed by the Reporting Persons to report the open market sales by Weichai America of an aggregate of 251,983 shares of the Issuer's Common Stock pursuant to Rule 144 under the Securities Act of 1933, as amended ("Rule 144"), through a broker-dealer from August 14, 2025 to August 15, 2025 (the "Sales"). The Sales resulted in a decrease of over one percent (1%) in the aggregate percentage ownership reported by the Reporting Persons in Amendment No. 6 to the Schedule 13D.

Except as specifically amended by this Amendment No. 7, this Schedule 13D is not modified or revised in any material way.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented by adding the following:

On August 8, 2025, Weichai Amercia filed a notice with the SEC on Form 144 relating to the proposed sale of up to 1,150,000 shares of Common Stock in accordance with Rule 144. From August 14, 2025 to August 15, 2025, the Reporting Persons sold an aggregate of 251,983 shares of Common Stock in a series of open-market transactions through a broker-dealer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as set forth below:

The Reporting Persons may be deemed to beneficially own the shares of Common Stock of the Issuer as set forth on Exhibit Q hereto.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as set forth below:

The Reporting Persons may be deemed to beneficially own the shares of Common Stock of the Issuer as set forth on Exhibit Q hereto.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated as set forth below:

In connection with the Sales, Weichai America sold 251,983 shares of Common Stock in a series of open-market transactions, through a broker-dealer, pursuant to Rule 144. Details by date, listing the number of shares of Common Stock disposed of and the weighted average price per share, are provided below.

August 14, 2025
- Shares Disposed of: 135,846
- Weighted Average Price Per Share: $84.9758 (multiple transactions at prices ranging from $81.58 to $90.3675 inclusive)

August 15, 2025
- Shares Disposed of: 116,137
- Weighted Average Price Per Share: $83.1604 (multiple transactions at prices ranging from $80.00 to $86.07 inclusive)

The Reporting Persons undertake to provide, upon request by the staff of the SEC, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price for each of the above transactions. Except as set forth above, none of the Reporting Persons has effected any transaction in shares of Common Stock since the most recent filing of Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Not Applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Q - Beneficial Ownership of the Reporting Persons in the Securities of Power Solutions International, Inc.
Exhibit R - Powers of Attorney (Weichai Power Co., Ltd.), incorporated by reference to Exhibit 24.1 to the Form 4 filed by Reporting Persons with the Securities and Exchange Commission on August 14, 2025.
Exhibit S - Power of Attorney (Shandong Heavy Industry Group Co., Ltd.), incorporated by reference to Exhibit 24.2 to the Form 4 filed by Reporting Persons with the Securities and Exchange Commission on August 14, 2025.

## Signatures
- Weichai America Corp.: /s/ Jinguang Liu (aka Jin Liu), Jinguang Liu (aka Jin Liu), Chief Financial Officer (08/19/2025)
- Weichai Power Co., Ltd.: /s/ Chenglong Sun, Chenglong Sun, Authorized Representative (08/19/2025)
- Shandong Heavy Industry Group Co., Ltd.: /s/ Chenglong Sun, Chenglong Sun, Authorized Representative (08/19/2025)